October 29, 2010

VIA EDGAR

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	IBERIABANK Corporation

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 16, 2010

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Filed May 10, 2010

Form 8-K filed March 4, 2010

File No. 000-25756

Dear Mr. Vaughn:

We hereby request a 10 business day extension of time, to Thursday, November 18, 2010, to respond to your letter of comment dated October 20, 2010, regarding the above-captioned filings by IBERIABANK Corporation

If you have any questions or comments regarding this request, please do not hesitate to contact the undersigned at (337) 521-4162.

Sincerely,

/s/ Jeffrey A. Powell
Corporate Controller

cc:	Michael C. Volley, Staff Accountant-SEC